FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

October 2, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

October 2, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company has mobilized a diamond drill to its 234 hectare Angelina gold property (the “Property”) in Manitoba’s emerging Rice Lake Gold District. Diamond drilling will commence shortly on the Property which is located southeast of the 1.4 million ounce gold Rice Lake Mine Complex and just across the provincial border from Ontario’s 30 million ounce gold Red Lake Gold District.

Earlier this summer prospecting crews were mobilized to Manitoba as part of the Rice Lake Greenstone Belt Reconnaissance program to complete first pass prospecting and follow-up on the airborne geophysical survey completed by Firefly Aviation Ltd for Grandview in 2006. Results of the program identified the Property and other areas for follow-up evaluation.

At the Property, eight surface samples returned anomalous gold values over an area of approximately 450 metres by 150 metres (1476 by 492 feet). Two samples contained VG (visible gold) and assayed 16.6 g/tonne gold and 15.2 g/tonne gold. A third sample returned 10.8 g/tonne gold. Grandview geologists remain focused on examining anomalous shear zones in an effort to gain geological control on mineralization and have designed a six hole, 1,000 metre (3280 foot) drill program to test the target model.

“Although Angelina has seen more exploration than our other Rice Lake Gold District projects, we still consider Manitoba to be the grassroots component of our portfolio,” says Grandview President and CEO Paul Sarjeant. “In the context of gold exploration, the Rice Lake District is emerging. However, we as a Company firmly believe that, by virtue of its geological similarities to the Red Lake Gold District across the (Ontario) border and the return on investment delivered against historic exploration, Rice Lake has better than average potential for delivering major discoveries.”

The 2007 targets integrate and follow-up on the results of diamond drilling done by Gossan Resources (“Gossan”) in 2003-2004. Gossan’s drilling focused primarily on the eastern extent of the property. Shear zones and other structures to the west remain largely unexplored.

Grandview’s drilling program will focus on the northern half of the Property, test the down dip extension and lateral continuation of mineralization indicated by the ASK prospecting samples, and include another location of visible gold discovered in September by Company

Grandview Gold Inc.

geologists. All anomalous gold samples came from quartz veins hosted in a stacked series of at least eight northwest-southeast trending shear zones. Each shear zone is 1-2 metres (3.3 –6.6 feet) wide and 3-5 metres (6.6 – 16.4 feet) removed from the next shear zone. These zones cross-cut a package of pillowed basalts with serecite-chlorite alteration and strong sulphidation proximal and within the shear zones. Quartz veining within the shear zones (source of most anomalous gold samples) ranged from 5-150 centimetres (2-59 inches) thick and contained chalcopyrite and pyrite with lesser galena and visible gold.

Past Exploration - Angelina

In March, 2007 Grandview acquired 100 percent interest in the 11 claim Property. The results of surface mapping and diamond drilling completed by Gossan in 2003 and 2004 attracted the Company to the Property which was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the Property in 1927 and there has been sporadic exploration over the years. Recent mapping and compilation data produced by P. Fulton-Regula for Gossan Resources Ltd. in 2003 indicated gold results from chip samples over multiple shear zones including 18.0 g/tonne gold over 3.7 metres, 8.84 g/tonne gold over 7.92 metres, 9.18 g/tonne gold over 2 metres.

Individual grab samples of vein quartz ranged from 31g/tonne to 205.7 g/tonne gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs. In 2004, Gossan drilled 10 shallow diamond drill holes with results including; Ang-04-01 returned 3.4 g/tonne gold over 1 metre and Ang-04-05 returned 1.9 g/tonne gold over 4.2 metres.

The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About the Rice Lake Gold District

The Rice Lake Gold District in mining-friendly Manitoba is is best-known for the 1.4 million ounce gold Rice Lake Mine Complex which resumed operations in 2006. The Rice Lake Gold District is an emerging gold district located approximately 80 kilometres west of the prolific Red Lake Mining District in Ontario, home to Goldcorp's 11 million ounce Red Lake Mine complex which produces over 600,000 ounces of gold per year.

The Red Lake and Rice Lake Mining Districts share many geologic features. They lie in the same geological terrain, on the same crustal fault and are structurally very similar. Like the Red Lake greenstone belt, the Rice Lake greenstone belt is part of the Superior Province and Uchi Subprovince. What separates the districts from each other is their exploration history and the border between the provinces of Manitoba and Ontario.

In spite of its similarities to the Red Lake Gold District, the Rice Lake District remains virtually un-explored, having produced about 10% of the gold produced by the Red Lake District. Industry estimates suggest that Rice Lake exploration activity runs at about 20% of Red Lake levels, and expenditures at about one to two percent. Most mining activity took place prior to WWII and the advent of even pre-modern exploration techniques.

Item 5.	Full Description of Material Change

October 2, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company has mobilized a diamond drill to its 234 hectare Angelina gold property (the “Property”) in

Grandview Gold Inc.

Manitoba’s emerging Rice Lake Gold District. Diamond drilling will commence shortly on the Property which is located southeast of the 1.4 million ounce gold Rice Lake Mine Complex and just across the provincial border from Ontario’s 30 million ounce gold Red Lake Gold District.

Earlier this summer prospecting crews were mobilized to Manitoba as part of the Rice Lake Greenstone Belt Reconnaissance program to complete first pass prospecting and follow-up on the airborne geophysical survey completed by Firefly Aviation Ltd for Grandview in 2006. Results of the program identified the Property and other areas for follow-up evaluation.

At the Property, eight surface samples returned anomalous gold values over an area of approximately 450 metres by 150 metres (1476 by 492 feet). Two samples contained VG (visible gold) and assayed 16.6 g/tonne gold and 15.2 g/tonne gold. A third sample returned 10.8 g/tonne gold. Grandview geologists remain focused on examining anomalous shear zones in an effort to gain geological control on mineralization and have designed a six hole, 1,000 metre (3280 foot) drill program to test the target model.

“Although Angelina has seen more exploration than our other Rice Lake Gold District projects, we still consider Manitoba to be the grassroots component of our portfolio,” says Grandview President and CEO Paul Sarjeant. “In the context of gold exploration, the Rice Lake District is emerging. However, we as a Company firmly believe that, by virtue of its geological similarities to the Red Lake Gold District across the (Ontario) border and the return on investment delivered against historic exploration, Rice Lake has better than average potential for delivering major discoveries.”

The 2007 targets integrate and follow-up on the results of diamond drilling done by Gossan Resources (“Gossan”) in 2003-2004. Gossan’s drilling focused primarily on the eastern extent of the property. Shear zones and other structures to the west remain largely unexplored.

Grandview’s drilling program will focus on the northern half of the Property, test the down dip extension and lateral continuation of mineralization indicated by the ASK prospecting samples, and include another location of visible gold discovered in September by Company geologists. All anomalous gold samples came from quartz veins hosted in a stacked series of at least eight northwest-southeast trending shear zones. Each shear zone is 1-2 metres (3.3 –6.6 feet) wide and 3-5 metres (6.6 – 16.4 feet) removed from the next shear zone. These zones cross-cut a package of pillowed basalts with serecite-chlorite alteration and strong sulphidation proximal and within the shear zones. Quartz veining within the shear zones (source of most anomalous gold samples) ranged from 5-150 centimetres (2-59 inches) thick and contained chalcopyrite and pyrite with lesser galena and visible gold.

Past Exploration - Angelina

In March, 2007 Grandview acquired 100 percent interest in the 11 claim Property. The results of surface mapping and diamond drilling completed by Gossan in 2003 and 2004 attracted the Company to the Property which was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the Property in 1927 and there has been sporadic exploration over the years. Recent mapping and compilation data produced by P. Fulton-Regula for Gossan Resources Ltd. in 2003 indicated gold results from chip samples over multiple shear zones including 18.0 g/tonne gold over 3.7 metres, 8.84 g/tonne gold over 7.92 metres, 9.18 g/tonne gold over 2 metres.

Individual grab samples of vein quartz ranged from 31g/tonne to 205.7 g/tonne gold. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs. In 2004, Gossan drilled 10 shallow

Grandview Gold Inc.

diamond drill holes with results including; Ang-04-01 returned 3.4 g/tonne gold over 1 metre and Ang-04-05 returned 1.9 g/tonne gold over 4.2 metres.

The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101.

About the Rice Lake Gold District

The Rice Lake Gold District in mining-friendly Manitoba is is best-known for the 1.4 million ounce gold Rice Lake Mine Complex which resumed operations in 2006. The Rice Lake Gold District is an emerging gold district located approximately 80 kilometres west of the prolific Red Lake Mining District in Ontario, home to Goldcorp's 11 million ounce Red Lake Mine complex which produces over 600,000 ounces of gold per year.

The Red Lake and Rice Lake Mining Districts share many geologic features. They lie in the same geological terrain, on the same crustal fault and are structurally very similar. Like the Red Lake greenstone belt, the Rice Lake greenstone belt is part of the Superior Province and Uchi Subprovince. What separates the districts from each other is their exploration history and the border between the provinces of Manitoba and Ontario.

In spite of its similarities to the Red Lake Gold District, the Rice Lake District remains virtually un-explored, having produced about 10% of the gold produced by the Red Lake District. Industry estimates suggest that Rice Lake exploration activity runs at about 20% of Red Lake levels, and expenditures at about one to two percent. Most mining activity took place prior to WWII and the advent of even pre-modern exploration techniques.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 2nd day of October 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.